EXHIBIT 99.1

Endeavour Silver Announces First Drawdown on The Terronera Senior Secured Debt Facility

VANCOUVER, British Columbia, April 10, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce the first drawdown of $60 million of the $120 million senior secured debt facility (the “Debt Facility”) for the development of the Terronera Mine in Jalisco state, Mexico. The debt facility is provided by Société Générale and ING Bank N.V. and closed last year (see news release dated October 10, 2023). All references to dollars ($) in this news release are in United States dollars.

Construction of the Terronera mine is well underway and remains on track and has satisfied all conditions precedent to first draw. Key terms of the Debt Facility remain consistent with those previously announced in the Company’s news release dated April 18, 2023 and the hedge contract terms have now been executed, further reducing financial risk in the project. The key terms of these contracts are as follows:

  Forward sales amounting to 68,000 ounces of gold have been executed at $2,325 per ounce, representing 55% of planned gold production during the initial three years of operations.
  There is no requirement to hedge silver sales.
  Forward purchases of US$45 million equivalent Mexican peso over the remaining construction period have been hedged at $16.56 per US dollar.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project including: anticipated timing of the project and the Company’s ability to continue to draw on the remaining funds in the Debt Facility, estimated project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.